January 16, 2026

Brian Shore
Chief Executive Officer
PARK AEROSPACE CORP
1400 Old Country Road
Westbury, NY 11590

       Re: PARK AEROSPACE CORP
           Registration Statement on Form S-3
           Filed January 13, 2026
           File No. 333-292696
Dear Brian Shore:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing